December 22, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. John Reynolds
                    Assistant Director

Re:	Information Services Group, Inc. Registration Statement on Form S-1 Filed on August 11, 2006 (File No. 333-136536)

Dear Mr. Reynolds:

        Our client, Information Services Group, Inc. ("ISG" or the "Company"), has filed today with the Commission Pre-Effective Amendment No. 3 to ISG's Registration Statement on Form S-1.

        The following responds to the Staff's comments contained in your letter dated December 14, 2006 concerning the above-referenced document. The text of the Staff's comments is set forth in italics below, followed by the response of ISG. Certain responses refer to specific pages without reference to a document; these are references to pages of the registration statement contained in Amendment No. 3. The information in these responses was provided to us by ISG.

        Enclosed with the copy of this letter being sent by FedEx to Mr. John Reynolds are four copies of Amendment No. 3, marked to show changes from the Registration Statement on Form S-1 filed on November 16, 2006.

General

1.
We note your response to our prior comment 5 from our letter dated November 6, 2006 indicating that you do "not plan to pursue an acquisition of the Business Media Europe group." Please revise your disclosure to clarify that you will not pursue this entity or its assets as a target, and clarify whether you will pursue any opportunities with Mr. Connors' former employer.

  RESPONSE:

  For the Staff's information, on December 18, 2006, VNU announced an agreement to sell its Business Media Europe group. Accordingly, we did not think it was necessary to revise the Registration Statement to clarify that we will not be pursuing this entity as a target. We have, however, revised the Registration Statement to state that management has not analyzed whether it might be interested in pursuing the acquisition of any other VNU business units if such business units are offered for sale in the future. See p. 43.

2.
We note the company's response to our prior comment 7 from our letter dated November 6, 2006 addressing whether the company may have met its 80% net asset test by acquiring less than 100% interest in a target business. However, we do not believe your revised disclosure in your Form S-1 is as clear as your comment response. Accordingly, please revise your disclosures to more thoroughly respond to our comment. In addition, please explain how the valuation will be calculated.

  RESPONSE:

  We have revised the Registration Statement to clarify that the 80% of net assets test can be met in an acquisition transaction in which the registrant acquires less than a 100% interest in a target business or businesses, provided that the fair market value of the interest in such business or businesses is at least equal to 80% of net assets at the time such acquisition transaction is consummated. See pp. 3-4, 20, 47, 49. With respect to your question regarding how the valuation was determined, we direct your attention to p. 49 of the Registration Statement which provides: "The fair market value of [a target] business will be determined by our board of directors based upon standards generally accepted by the financial community, such as actual and potential sales, earnings and cash flow and book value. If our board is not able to independently determine that the target business has a sufficient fair market value, we will obtain an opinion from an unaffiliated independent third party appraiser, which may or may not be an investment banking firm that is a member of the National Association of Securities Dealers, Inc. with respect to the satisfaction of such criteria."

Management, page 59

3.
We note the company's revised disclosure on page 60 in response to our prior comment 11. As an initial matter, please note our expectation that, prior to requesting acceleration, the company will have provided disclosure for all contemplated senior advisors and management members. In addition, we note that your comment letter response is more detailed than the disclosure that you have added. Accordingly, please revise to explain the roles that these advisors will play with the company and state their compensation levels.

  RESPONSE:

  We have revised the Registration Statement to identify all of the Company's members of management and senior advisors. See pp. 2-3, 44, 46, 62-63, 69. We have also disclosed in the Registration Statement a more detailed description of the roles and responsibilities each of the senior advisors will have with respect to the Company, as well as the fact that none of the Company's senior advisors will receive any compensation from the Company other than in respect of reimbursement for expenses they incur in connection with the provision of services for or on behalf of the Company. See pp. 36-37, 64-65, 67, 73.

4.
We note the company's substantial response to our prior comment 13 from our letters dated November 6, 2006 as well as subsequent telephonic discussions with the staff on this issue. However, we believe that additional discussion is warranted here. As an initial matter, it would clarify the issue if you could identify the parties in your response. Based on your discussion it appears as if there are two transactions here—please confirm. First, Oenoke is holding securities for certain advisors and that an agreement was in place for Oenoke to transfer these shares to the advisors at a later date. Second, Oenoke is holding shares in its own account and will transfer interests in Oenoke to the other founders. With respect to the first scenario, please provide an analysis of whether Oenoke is a statutory underwriter under Section 2(a)(11) as if would appear to have purchased its securities with a view to distribution. In addition, please clarify what consideration was paid by these advisors, when it was paid, and to whom it was paid. Also, please clarify whether these advisors agreed to purchase their securities prior to the filing of the registration statement. With respect to the second scenario, please clarify the amount of funds paid for the interests in Oenoke, whether Oenoke has (or will have) any other purpose other than holding these shares, when the subscription agreements were signed, and the respective percentage ownership in Oenoke. In addition, please clarify whether management has, subsequent to the filing of the registration statement, sold any interest in Oenoke; and, if not, clarify whether Oenoke will sell interests in itself in the future. Finally, please revise your Form S-1 disclosures to appropriately respond to the foregoing comments.

  RESPONSE:

  Management and Senior Advisors

  We have revised the Registration Statement to identify all of the members of management of the Company as well as all of the individuals who will serve as senior advisors to the Company. See pp. 62-63, 64-65. The Company's management team will consist of:

Name	Title
Michael Connors	Chairman of the Board and Chief Executive Officer
Earl H. Doppelt	Executive Vice President, General Counsel and Corporate Secretary
Richard G. Gould	Executive Vice President
Frank Martell	Executive Vice President, Chief Financial Officer and Treasurer

  The Company will initially have two Senior Advisors. The Senior Advisors will be Francis B. Barker and Barry Holt. In addition, the Company utilized the services of Mr. William Fitzgerald as a leasing consultant to assist the Company in identifying appropriate office space and negotiating the lease arrangement therefor and Oenoke agreed to transfer 12,500 shares of common stock for his services in that consultation.

  First Scenario: Transfers to Senior Advisors

  We do not believe that Oenoke should be deemed to be a statutory underwriter. It was contemplated at the time that shares were originally purchased by Oenoke that a portion of these shares would be held for the purpose of transferring them to the Senior Advisors and Mr. Fitzgerald, as described on page 69 and 72 of the Registration Statement. Although it was contemplated at the time the shares were purchased by Oenoke (which was prior to the initial filing of the Registration Statement by the Company) (i) that the Senior Advisors and Mr. Fitzgerald would act as Senior Advisors and a leasing consultant, respectively, for the Company, and (ii) that there would be a transfer of the shares to the Senior Advisors and Mr. Fitzgerald, the actual transfer of shares was not effectuated at such time, as a matter of administrative convenience.

  On December 21, 2006, these transfers were effectuated, and Oenoke transferred an aggregate of 250,000 shares of common stock of the Company to the Senior Advisors and 12,500 shares to Mr. Fitzgerald. The purchase price per share that was paid for the shares of common stock of the Company transferred in these transactions was $0.001, the same as the purchase price originally paid by Oenoke, and the Senior Advisors and Mr. Fitzgerald paid Oenoke an aggregate amount equal to $262.50 as consideration for the shares which they purchased. In connection with these purchases of shares, each of the Senior Advisors and Mr. Fitzgerald has executed a Stock Transfer Agreement pursuant to which he has agreed, subject to certain exceptions, not to transfer any of such shares of Common Stock for a period of one year following the date of the consummation of a business transaction as contemplated by the terms of the Registration Statement. We have revised the Registration Statement to describe the above transactions. See pp. 69, 72.

  Since the Senior Advisors and Mr. Fitzgerald constitute a limited group of three sophisticated individuals each of whom had a pre-existing relationship with Michael Connors and/or other members of management, and since each of them has agreed to restrictions on further transfers as described above, we do not believe that Oenoke's transfers to the Senior Advisors should be deemed to constitute a distribution. Accordingly, we do not believe that Oenoke should be deemed to be a statutory underwriter.

  Second Scenario: Transfers to Founders

  Oenoke Partners, LLC ("Oenoke") was formed on July 20, 2006. On July 20, 2006, Michael Connors received 1,400 units of membership interests of Oenoke, as consideration for the making of a capital contribution to Oenoke in the amount of $14,000, or $10.00 per unit. At the time these units were purchased by Oenoke (which was prior to the initial filing of the Registration Statement by the Company), it was contemplated that a portion of these units of membership interests of Oenoke that were issued to Michael Connors would subsequently be transferred to the other three founders so that Mr. Connors and the three other founders would each own a 25% interest in Oenoke. Since Mr. Connors had a long prior association with each of Messrs. Doppelt, Gould and Martell, the founders did not deem it necessary to provide for this in writing. On December 21, 2006, these transfers were effectuated, and Michael Connors transferred 350 units of membership interests in Oenoke to each of Earl H. Doppelt, Richard G. Gould and Frank Martell, such that each of the founders then held, and currently now hold, 25% of the outstanding equity interests of Oenoke. The actual transfer of units was not effectuated until such time as a matter of administrative convenience. The purchase price paid for the units in these transactions was $10.00 per unit, the same as the price paid by Michael Connors on July 20, 2006, and each of Earl H. Doppelt, Richard G. Gould and Frank Martell paid Michael Connors $3,500 as consideration for the units which they purchased. The transfers were effectuated pursuant to a Membership Interest Transfer Agreement. In connection with the purchases of units of membership interests of Oenoke, each of the founders has agreed, subject to certain exceptions, not to transfer any of such units for a period of one year following the date of the consummation of a business transaction as contemplated by the terms of the Registration Statement.

  Oenoke was formed for the sole purpose of holding equity securities of the Company. Other than the transfers described above and in the Registration Statement, Oenoke has not transferred, and has no current intention of transferring, interests in itself or shares of common stock of the Company.

  In addition, other than the transfers by Oenoke described above, the members of management of the Company have not transferred, and have no current intention of transferring, any of the units of membership interests that they hold in Oenoke.

Financial Statements
Note E—Commitments, page F-9

5.
We note your response to our previous comment 15 stating you have recalculated volatility based on a four year period (when historical data is available for this period). However, your disclosure on page F-10 states the volatility calculation of 59% is based on the 260 most recent trading day average. Please explain what is meant by "based on a four year period" in your supplemental response and whether you used four years of trading data to calculate the volatility of each of the representative companies and whether 59% represents the simple average of the volatility for each company over this period. Revise Note E as necessary to clarify.

  RESPONSE:

  For the Staff's information, "based on a four year period" means that the Company used four years of historical trading data when such historical trading data was available. In certain instances,

  the available historical data was for less than four years. The four years of trading data were not used to calculate volatility of each of the representative companies. Rather, the 59% volatility represents the simple average of the volatility for each company over the four year period. We have revised Note E to the financial statements in the Registration Statement to clarify this.

*      *      *

        Thank you for your continuing assistance regarding these filings. Please contact the undersigned at (212) 836-7061 or William Lonergan at (212) 836-7190 with any further comments or questions you may have.

Sincerely,
/s/ Emanuel S. Cherney